
August 15, 2011

Via Email
Mr. Jeff Ritchie, Chief Executive Officer
Independent Film Development Corporation
6399 Wilshire Boulevard, Suite 507
Los Angeles, California 90048

     Re: **Independent Film Development Corporation**
              Item 4.01 Form 8-K
              Filed August 5, 2011
              File No. 000-53103

Dear Mr. Ritchie:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please amend your Form 8-K to include the required letter from your former auditor as soon as practical. Refer to Regulation S-K, Item 304(3).

2. Please amend your Form 8-K to include the disclosures required by Regulation S-K, Item 304(a)(2) with regard to the appointment of M&K CPAS PLLC. Your revised 8-K should specifically identify any consultations with M&K during the two most recent fiscal years and subsequent interim period through the date of their appointment on July 27, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (202) 551-3624.

Sincerely,

/s/ Heather Clark

Heather Clark
Staff Accountant